COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20941

31st March 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA



Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 27 March 2008 relating to contract award.
2. Stock Exchange announcement dated 27 March 2008 relating to holding(s) in company.
3. General Purposes Committee resolution allotting securities dated 20 March 2008.
4. 2 x General Purposes Committee resolution allotting securities dated 26 March 2008.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

W G Tucker
Company Secretary



Company	Cobham PLC
TIDM	COB
Headline	FSTA Contract Award
Released	13:30 27-Mar-08
Number	9273Q

RNS Number:9273Q
Cobham PLC
27 March 2008

27 March 2008

COBHAM AWARDED FSTA AIR TO AIR REFUELLING CONTRACTS WORTH £150M

Further to the announcement today by AirTanker Limited ('AirTanker') that it has secured a 27 year contract with the UK's Ministry of Defence for the provision of an advanced air to air refuelling and transport capability to the Royal Air Force, Cobham plc ('Cobham') is delighted to confirm its role on the programme.

The Future Strategic Tanker Aircraft ('FSTA') programme

* AirTanker shareholders are Cobham, EADS, Rolls-Royce, Thales UK and VT Group
* The contract is for 27 years with the UK's Ministry of Defence for the provision of an advanced air refuelling and transport capability to the Royal Air Force.
* AirTanker will provide a fleet of 14 new Airbus A330-200 tanker aircraft powered by Rolls Royce Trent engines.
* The aircraft will come into service from 2011, replacing the previous, existing fleet of VC-10 and Tristar refuelling aircraft.
* The contract includes provision by AirTanker Services Limited ('AirTanker Services') of all necessary infrastructure, training, maintenance, flight management, fleet management and ground services to enable air-to-air refuelling and transport missions worldwide.
* A new purpose-built tanker facility and base is to be constructed at RAF Brize Norton in Oxfordshire with building commencing in 2008.

The AirTanker consortium has completed its financing for the programme, raising approximately £2.5 billion through a mixture of senior debt, shareholder equity and subordinated debt, for investment in the fleet of new aircraft, and the construction of the new state-of-the-art operational base and associated infrastructure.

Cobham's role in the programme
Each of the FSTA aircraft will be supplied with two wing mounted air refuelling pods and five will be fitted with Fuselage Refuelling Units to enable the FSTA aircraft to refuel large receiver aircraft. All the air refuelling equipment will be supplied by Cobham Mission Systems in Wimborne, Dorset, UK with deliveries commencing in 2010. Twelve of the fourteen aircraft will be converted by Cobham Aviation Services at nearby Bournemouth International Airport, commencing in 2011. The first two aircraft will be converted by EADS in Spain with the support of Cobham engineers.

Cobham has contracts with EADS and AirTanker Services with a total value of some £150m for the provision of air refuelling equipment, the conversion of the A330 aircraft tankers and associated through life support.

Cobham's role in the AirTanker consortium
Cobham has a 13.3% shareholding in AirTanker Holdings Limited, the holding company of AirTanker, and a 5% shareholding in AirTanker Services. Cobham's total investment is £24.4m, provided through a combination of equity and subordinated debt to AirTanker Holdings Limited, structured such that there is a

minimal cash outflow. The bulk of the shareholder funding is provided by way of an equity bridge loan, which Cobham is supporting though the issue of letters of credit.

Cobham has provided certain guarantees, letters of credit and associated funding facilities to EADS, AirTanker and AirTanker Services to support the delivery of the services to the Ministry of Defence and to support the subcontracts entered into by its subsidiary businesses. Cobham provides guarantees that are capped at the value of its refuelling equipment and aircraft conversion revenues, and they will reduce as the programme matures.

Cobham will shortly receive approximately £10m as a cash reimbursement of its bid costs, representing the amount previously expensed, which will be recognised separately in underlying earnings progressively over the next three years as the programme matures.

Allan Cook, Cobham Chief Executive said:
"This is excellent news for Cobham and the whole AirTanker team. We have worked hard over the last seven years to get to this position with our customer and I am certain that the RAF will be delighted with the increased level of capability. March has been an eventful month for Cobham with the selection of the Northrop Grumman/EADS/Cobham team for the USAF Tanker and now award of the FSTA contract. The FSTA contract will sustain up to 120 long term jobs in Dorset and underpin our development plans for a new engineering centre of excellence in Wimborne."

ENQUIRIES

Cobham plc

Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Chief Financial Officer	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)1202 857998
Julian Hellebrand, Group Director of Communications	+44 (0)1202 857651

Weber Shandwick Financial

Susan Ellis/Louise Robson	+44 (0)20 7067 0700

Dresdner Kleinwort (financial adviser to Cobham on the FSTA contract)

David Smith	+44 (0)20 7623 8000
Faisal Tabbah	+44 (0)20 7623 8000

NOTES
Cobham's products and services have been at the heart of sophisticated military and civil systems for more than 70 years, keeping people safe, improving communications and enhancing the capability of land, sea, air and space platforms. The Company has four divisions employing more than 10,000 people on five continents, with customers and partners in over 100 countries, and annual revenues of more than £1bn.

Cobham Mission Systems
The Mission Systems Division is the market leader for air refuelling, providing innovative fourth generation nose-to-tail solutions to defence customers around the world. From tactical tanking for helicopters, buddy-buddy and special operations to strategic tanking for deployment and sustainment of fixed and rotary wing aircraft, the division has an enviable track record for solutions that people can trust. Specialising in wing-tip to wing-tip solutions, the division also designs and manufactures a range of sophisticated weapons carriage and release including missile launchers, pneumatic and pyrotechnic bomb ejection, defensive aids, chaff and flare systems and pneumatic multi-store carriers.

As one of the world's leading producers of aviation oxygen to the military and civil markets, Mission Systems uses the latest technology to take oxygen from the atmosphere and regulate the flow, to allow pilots and passengers to breathe at altitude. In addition pneumatic technology is used for fin actuation in missiles, with a core position in cryogenic cooling for various land and aviation markets. In the personal survival market, the Division provides

specialist products for naval and land applications, including aircrew restraints, parachute release mechanisms and flotation gear.

Cobham Aviation Services operates more than 150 fixed and rotary wing aircraft globally. It operates the largest civil maritime surveillance contract in the world, covering more than 37,000 km of coastline and trains all UK helicopter pilots for the Navy, Air Force and Army. The Division provides modern battlespace air warfare training and essential flight inspection services for civil and military airports in the UK, Europe and beyond. It also specialises in the conversion and support of a wide range of civil and military platforms including the Nimrod MRA2, R1 and Sentry E3-D fleets. The Division has responsibility for overseeing Cobham's involvement in the Future Strategic Tanker Aircraft (FSTA) programme.

Dresdner Kleinwort Limited, which is authorised and regulated by the Financial Services Authority, is acting for Cobham plc and for no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Cobham plc for providing the protections afforded to clients of Dresdner Kleinwort Limited, or for affording advice in relation to the contents of this document or any matters referred to herein.

END

Close



Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	14:48 27-Mar-08
Number	9377Q

RNS Number:9377Q
Cobham PLC
27 March 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Cobham Plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation: Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.):
Nominees (Jersey) Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of the transaction and date on which the threshold is crossed or reached if different): 25th March 2008

6. Date on which issuer notified: 26th March 2008

7. Threshold(s) that is/are crossed or reached: Fallen Below 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
ORD GBP0.025 B07KD36	69,190,477	69,190,477

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
ORD GBP0.025 B07KD36	40,567,011		40,567,011		3.568

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
40,567,011	3.568

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

   1,500 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   160,039 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   33,393 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   6,080 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   108,442 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   40,257,557 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Central Disclosure Unit

15. Contact telephone number: +44 (0) 1444 418127

This information is provided by RNS
The company news service from the London Stock Exchange

END

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COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 20th March 2008

Present: **W G Tucker - Chairman**
A E Cook (by telephone)

In attendance: W G Tucker - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (2004)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.09.04	P Nottage	18.03.08	16,940 "U"	£22,823.82

It was resolved that a total of 16,940 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
P Nottage	16,940	1.302333

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 16,940 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 26th March 2008

Present: **W G Tucker - Chairman**
A E Cook (by telephone)

In attendance: W G Tucker - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	T Cook	20.03.08	5,100 "U"	£6,047.733

It was resolved that a total of 5,100 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
T Cook	5,100	1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 5,100 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 26th March 2008

Present: **A E Cook - Chairman**
W G Tucker (by telephone)

In attendance: W G Tucker – Secretary (by telephone)

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	R Tyson	20.03.08	25,290 "A"	£29,989.641

It was resolved that a total of 25,290 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
R Tyson	25,290	1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 25,290 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



....
Chairman

END